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April 27, 2006	Donovan W. Burke
Phone: 212.858.1216
donovan.burke@pillsburylaw.com
Adélaja K. Heyliger, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Inter-Tel, Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed April 18, 2006
File No. 0-10211
Dear Mr. Heyliger:
We are legal counsel for Inter-Tel, Incorporated (“Inter-Tel” or the “Company”) which filed on April 10, 2006 a preliminary proxy statement on Schedule 14A in connection with its solicitation of proxies to elect eight nominees to its board of directors and to present certain other proposals to its stockholders at its 2006 annual meeting. On April 18, the Company filed a revised preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), among other things to disclose the solicitation by Steven G. Mihaylo in opposition to the Company’s solicitation. We write in response to your letter dated April 21, 2006 presenting comments on the Preliminary Proxy Statement.

General
1. The preliminary proxy statement filed on April 10, 2006, as revised by this filing, was not identified with the appropriate header tag to indicate the materials relate to a contest. Thus please resubmit this filing with the PREC14A Edgar header tag to so indicate. Contact Sylvia J. Pilkerton in the Office of Edgar Information Analysis by facsimile at (202) 772.9216 to request guidance on resubmitting the filing with the appropriate header tag.
Response : The Preliminary Proxy Statement, which revised the preliminary proxy statement filed on April 10, 2006, has been resubmitted with the PREC14A Edgar header to indicate that these materials relate to a proxy contest.
Schedule 14A
Notice of Annual Meeting
2. We note the board’s belief that Mr. Mihaylo’s proposals are not in the security holders’ best interests. To the extent the board has taken a position with regard to the proposals, the proxy statement should address the basis for that position. Please expand where appropriate. Further, you should disclose prominently that, by executing the company’s proxy, security holders will be unable to vote for Mr. Mihaylo’s proposals if presented.
Response: The Preliminary Proxy Statement, as revised, now includes at pages 11 to 40 the Company’s board’s position on each of Mr. Mihaylo’s proposals and the basis for such position. Since, in the revised Preliminary Proxy Statement, the Company has included Mr. Mihaylo’s proposals on the white proxy card being solicited by the Company, it is no longer the case that by executing the Company’s proxy security holders will be unable to vote for Mr. Mihaylo’s proposals if presented at the meeting.
Revocability of Proxies, page 3
3. Please expand to address the effect of a security holder’s execution of a White Proxy Card after the execution of the insurgent’s card, i.e., would the execution revoke the first proxy in its entirety. For example, will a subsequent execution of a White Proxy Card revoke a security holder’s vote in connection with Mr. Mihaylo’s non-election proposals. In this regard, please address any other effects of using a limited proxy card.

Response: The Company has expanded its disclosure regarding the circumstances in which a proxy, once given, can be revoked. In every case, only the latest dated proxy will be a valid proxy (unless the shareholder attends the meeting and votes, which would revoke even the latest dated proxy). Since the Company’s proxy card now includes all of the Mihaylo proposals, it should not be necessary to address any effects of using a limited proxy card.
Voting and Solicitation, page 3
4. We note that you and Innisfree M&A may employ various methods to solicit proxies, including mail, telephone, in person, facsimile, or other electronic means. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
Response: Per your request, we hereby confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium must be filed under cover of Schedule 14A on the date of first use.
5. If solicitation via the internet is among the methods you may employ to solicit proxies, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.
Response: The Company does not intend to solicit proxies via internet chat rooms.
6. We note that your employees may solicit proxies. Please provide the information required by Item 4(b)(2) of Schedule 14A.
Response: Disclosure has been added on Annex E to the revised Preliminary Proxy Statement describing the class of employees to be employed to solicit security holders, and the manner and nature of their employment for such a purpose.
Deadline for Receipt of Shareholder Proposals, page 5

7. It is unclear whether the Company’s proxies will exercise discretionary authority to vote on Mr. Mihaylo’s proposals in the event he does not comply with the requirements of Rule 14a-4(c)(2). In this regard, please note that if the Company does intend to utilize discretionary authority, if it is not available, the Company must include “advice on the nature of the matter and how [it] intends to exercise its discretion to vote on each matter.”
Response: The disclosure with respect to discretionary voting has been revised on pages 4 and 5 of the revised Preliminary Proxy Statement to make clear that the Company’s proxies will vote for or against the Mihaylo proposals as directed on the Company’s form of proxy, and against the Mihaylo proposals if no direction is given. The revised Preliminary Proxy Statement now also makes clear that the Company’s proxies intend to exercise discretion on such other matters as may properly come before the meeting or any adjournments or postponements thereof.
8. Provide the disclosure regarding Mr. Mihaylo’s proposals under a separate subheading. Further, if true, clarify that a non-vote for Mr. Mihaylo’s proposals, i.e., execution of the White Proxy Card, would constitute a vote against.
Response: The disclosure regarding each of Mr. Mihaylo’s proposals now appears under separate headings beginning on page 34 of the revised Preliminary Proxy Statement. As the Mihaylo proposals are now included on the Company’s white proxy card, the white proxy cards will be voted as marked by the security holder and a white proxy card on which no direction is given, i.e., for or against the Mihaylo proposals, will be voted against the Mihaylo proposals. Please note also that we have revised the disclosure appearing under the caption “Voting and Solicitation” to correct the vote required for passage of each of the matters being submitted to a vote by security holders.
Proposal No. 2
9. Please revise your disclosure in this section to address all of the “material” consequences of the Reincorporation and of the differences between the provisions of Arizona Law and Delaware Law, rather than just “certain aspects” of this proposal and “certain differences” between the state law provisions. Also, to the extent applicable, revise your description of the possible negative consequences in light of this comment.

Response: The Company has revised the section to refer to all of the material consequences of the Reincorporation and of the material differences between the provisions of Arizona law and Delaware law, rather than just “certain aspects” and “certain differences”. No revision of the description of the possible negative consequences of the proposal was necessary in light of the Staff’s comment
Mechanics of the Reincorporation, page 10
10. We refer you to your disclosure in the last full paragraph on page 11. Please revise your disclosure to state clearly that the Reincorporation Agreement may be amended after security holders have voted to adopt the proposal, and confirm that you will re-solicit security holders’ approval if the terms of the agreement will be materially different than as described here. Additionally, please summarize the “principal portions” of the Reincorporation Agreement that may not be amended without the approval of security holders.
Response: The Company has made revisions to the disclosure to state clearly that the Reincorporation Agreement may be amended after the security holders have voted to adopt the proposal and have confirmed that the Company will re-solicit security holders’ approval if the terms of the Reincorporation Agreement are changed in any material respect, rather than pointing to specific principal portions of the Reincorporation Agreement.
Principal Reason for Reincorporation: Recommendation, page 11
11. We refer you to your disclosure in the penultimate paragraph on page 12. Please explain in greater detail your belief that Delaware law “strikes an appropriate balance” with respect to the personal liability of officers and directors.
Response: The Company has provided revised disclosure in response to the Staff’s comment. Because this section regarding the reasons for the Reincorporation and the discussion of the differences between Delaware and Arizona law are quite detailed, the Company decided to delete the phrase relating to “striking an appropriate balance” and instead rely on the descriptions of the similarities and differences between the laws set forth in the proxy statement.
Federal Income Tax Consequences of the Reincorporation, page 24

12. Please revise your disclosure to include a description of all the “material” federal tax consequences of the transaction, rather than just “certain” federal tax consequences.
Response: The “Federal Income Tax Consequences” disclosure has been revised in response to the Staff’s comment .
Shareholder Proposals, page 30
13. It appears that security holders who follow the instructions included in these materials will be disenfranchised insofar as they will not be permitted to vote on the matters (other than election of directors) that may be proposed by Mr. Mihaylo. Revise to indicate that by executing and returning the white proxy card, security holders will relinquish the opportunity to vote on this proposals.
Response: As noted above, the revised Preliminary Proxy Statement includes a proxy on which all of the Mihaylo proposals now appear. Consequently, security holders who execute and return a white proxy card will have an opportunity to vote on the Mihaylo proposals.
Form of Proxy
14. Execution of the White Proxy Card gives the company’s proxies the power to vote shares on “any other matters which may come before” the meeting. Please revise this language to address Mr. Mihaylo’s shareholder proposals for which the company may not exercise discretionary authority. In addition, state clearly that security holders executing the White Proxy Card will not be able to vote on Mr. Mihaylo’s proposals. Further, to the extent the proxies intend to retain discretionary authority on matters for which the company did not have adequate notice pursuant to Rule 14a-4(c)(1), please state.
Response: Additional disclosure has been added to make clear that the Company’s proxies intend to retain discretionary authority to vote on matters presented to the meeting for which the Company did not have adequate notice pursuant to Rule 14a-4(c)(1). As noted at our response to comment 7 above, the revised Preliminary Proxy Statement now clearly states how the Company’s proxies will vote on the Mihaylo proposals. Also as noted, the inclusion of the Mihaylo proposals on the Company’s form of proxy obviates the need for disclosure that would be appropriate for a limited proxy.

15. It is unclear whether you plan to use discretionary voting authority to adjourn the meeting to solicit additional proxies. In this regard, adjournment of a meeting in order to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4(c)(7). To the extent that you wish to vote the proxies in this way, you must provide a separate voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes. Should you add this box, revise the proxy statement to provide a separate section discussing the reasons for this proposal and the board’s voting recommendation with respect to this proposal.
Response: A section has been added at page 33 of the revised Preliminary Proxy Statement, together with a box on the Company’s form of proxy, to indicate that the Company plans to use discretionary authority, as necessary, to adjourn the meeting to solicit additional proxies. Additional disclosure has been added to discuss the reasons for this proposal and the recommendation of the Company’s board with respect to it.
Closing Comments
     We have included, as attachment A to this letter, the Company’s acknowledgement as requested in your letter of comment.
     Please direct any questions or further comments to me at (212) 858-1216 (direct dial) or (212) 858-1500 (fax), or by e-mail to Donovan.burke@pillsburylaw.com, or by mail to me at the above address, with a copy to Stephen M. Wurzburg at Pillsbury Winthrop Shaw Pittman LLP, 2475 Hanover Street, Palo Alto, CA 94304, telephone (650) 233-4538 (direct dial) or (650) 233-4545 (fax), or by e-mail to stephen.wurzburg@pillsburylaw.com. We very much appreciate your courteous and prompt response to the Company’s filings.
Very truly yours,
/s/ Donovan W. Burke
Donovan W. Burke

cc:	Pam Carmody, Esq.
Special Counsel
Office of Mergers and Acquisitions